January 22, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Sonia Gupta Barros

Re:	Global Growth Trust, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2011 (“Form 10-K”)
Filed March 14, 2012
File No. 0-54686

Dear Ms. Barros:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in the staff’s letter dated December 21, 2012 (the “Comment Letter”) with respect to the staff’s review of the above-referenced filing. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s response is provided below the comment.

Form 10-K for the fiscal year ended December 31, 2011

Item 2. Properties, page 35

1. We note that your “Effective Monthly Rent per Square Foot” disclosure excludes tenant reimbursement and straight-line rent adjustments. In future Exchange Act periodic reports, for purposes of this table please present your effective annual rent including the impact of rent abatements, concessions or rent credits. Alternatively, please disclose that using effective rent instead of the figure currently presented would not materially impact the figure.

Response: The “Effective Monthly Rent per Square Foot” disclosure presented in the Company’s Form 10-K includes the impact of rent abatements, concessions or rent credits. As requested by the staff, the Company will include a statement in future Exchange Act filings to clarify that the amounts presented include the impact of rent abatements, concessions or rent credits or, alternatively, that including such amounts would not materially impact the figures presented.

Portfolio Lease Expirations, page 36

2. We note that 34% of your annualized base rent expired during 2012. Please tell us and disclose in future periodic filings, the relationship between market/current rents anticipated compared to rents on leases expected to expire in the next 12 months. In addition, please tell us the relationship between rents on leases that expired and rents on executed renewals or new leases in the current reporting period. Please further address how you assess your portfolio for portfolio turnover, and how currently vacant leasable space is factored into your assessment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2013

Response: As disclosed in our Form 10-K, we principally focus on acquiring commercial properties with potential for capital appreciation, such as development properties or those properties requiring repositioning or redevelopment, during our projected holding period.

The amounts in the Portfolio Lease Expirations table presented in the Form 10-K on page 36 relate to expiring leases for the Gwinnett property acquired on October 17, 2011. The Company acquired this property, which was a “REO” property prior to our acquisition, at a substantial discount to its replacement cost. The Company’s objective in acquiring the property was to reposition it in the market by leasing up current and upcoming vacancies during our anticipated holding period to add value to the property. Consistent with the Company’s investment strategy, we focus on investment performance as compared to our underwriting, as well as anticipated growth potential of our properties, instead of current vacancy levels in assessing the portfolio for turnover.

At the time we acquired the property, it had an occupancy rate of approximately 41% with various leases expiring in the near term, which the Company factored into its underwriting of the property prior to its acquisition. In connection with underwriting the property, our advisor performed extensive due diligence on the property, including a review of the existing leases, the expirations of such leases, the market area and feasibility of renewing or releasing current and expected vacancies.

The following chart presents information regarding renewals, expansions and releasing activities for the Gwinnett property during the nine months ended September 30, 2012, as compared to the expiring leases, demonstrating the relationship between current market rents and expiring rents for the leases scheduled to expire in 2012 as presented in the lease expiration table in the Company’s Form 10-K for the year ended December 31, 2011:

	Original Rent on Leases Scheduled to Expire in 2012 as of December 31, 2011 – Before Renewals, Expansions and Expirations				Rent Obtained on Renewals and Expansions of Expiring Leases and New Leases for the Nine Months Ended September 30, 2012
	Number of Leases	Annualized Base Rent	Sq. Ft.	Average Rent p.s.f.	Number of Leases	Annualized Base Rent	Sq. Ft.	Average Rent p.s.f.
Renewals	5	$404,426	20,690	$19.55	5	$327,657	20,690	$15.84
Expansions	1	$87,373	4,074	$21.45	1	$186,877	9,874	$18.93
Expired	4	$248,544	12,115	$20.52	n/a	n/a	n/a	n/a
New leases	n/a	n/a	n/a	n/a	7	$302,399	19,995	$15.12

	10	$740,343	36,879	$20.07	13	$816,933	50,559	$16.16

As a result of the activity described above, during the nine months ended September 30, 2012, leases were obtained through renewals, expansions by existing tenants or through

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 22, 2013

obtaining new tenants relating to approximately 50,600 square feet at the Gwinnett property. This represents a net increase of approximately 13,700 leased square feet over the 36,879 square feet relating to leases scheduled to expire in 2012, or a net increase of approximately 5% of the total leasable square footage of the property. In connection with the new leases, the weighted average rent per square foot was $16.16, as compared to $20.07 for the original leases scheduled to expire in 2012. The decrease in the weighted average rent per square foot was primary the result of a decrease in market rates in 2012 as compared to earlier years when the expiring leases were originally signed.

For 2013, there are six leases for a total of approximately 10,000 square feet scheduled to expire at the Gwinnett property, with weighted average rent of $15.68 per square foot. The advisor of the Company estimates current market rates for the Gwinnett property to be approximately $16 per square foot. As noted previously, we acquired the Gwinnett property at a time when it was experiencing vacancies and a decline in demand. We expect to continue our efforts in repositioning the property in the market and improving occupancy.

As requested by the staff, the Company will disclose in future periodic filings the relationship between market/current rents anticipated compared to rents on leases expected to expire in the next 12 months.

Form 10-Q for the period ended September 30, 2012

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Redemption of Shares and Issuer Purchases of Equity Securities, page 35

3. In future Exchange Act periodic reports, please expand to disclose the number of redemption requests received and the number of unfulfilled requests. Also, please discuss the sources of funds used to fund redemptions made.

Response: As requested by the staff, the Company will expand its disclosure in future Exchange Act periodic reports to include the number of redemption requests received and the number of unfulfilled requests, as well as, the sources of funds used to fund redemptions made.

As requested by the staff, the Company provides the following representations in connection with responding to the Comment Letter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned at (407) 650-1130.

Sincerely,

/s/ Steven D. Shackelford
Steven D. Shackelford
Chief Financial Officer